 Exhibit 77(c)

RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS

An Annual Meeting of Shareholders of the Fund was held on April 26, 2013 at 11 Hanover Square, New York, New York, the Fund’s principal executive offices, for the following purpose:

To re-elect Peter K. Werner and Thomas B. Winmill to the Board of Trustees of the Fund as Class II  Trustees with each to serve until 2016 or until his successor is elected and qualifies.

Peter K. Werner
Votes For	Votes Withheld
5,328,848	129,531

Thomas B. Winmill
Votes For	Votes Withheld
5,325,971	132,408

All other trustees now in office include James E. Hunt, and Bruce B. Huber.